FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 0-30852

GRUPO FINANCIERO GALICIA S.A.

(the “Registrant”)

Galicia Financial Group S.A.

(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 430, 25th Floor

(CP1038AAJ) Buenos Aires, Argentina

(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-  ________

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.

April, 2022	Notice regarding modification to the dividend distribution proposal to be presented to the shareholders in the Registrant’s upcoming Ordinary Shareholders’ Meeting to be held on April 26, 2022.	99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: April 19, 2022	By:	/s/ Fabián E. Kon
Name: Fabián E. Kon
Title: Chief Executive Officer

April 12, 2022

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to you in order to inform that, by virtue of the authorization to pay dividends issued by the Argentine Central Bank to our subsidiary, Banco de Galicia y Buenos Aires S.A.U., the board of directors at its meeting held today, resolved to modify the dividend payment proposal that will be presented to the shareholders in the next shareholder´s meeting to be held on April 26th, 2022, to make a dividend payment in the amount of Ps. 11,000,000,000.- instead of the Ps. 3,500,000,000.- originally proposed and to allocate the amount of Ps. 8,000,000,000.- towards the special discretionary reserve for future dividend distributions, instead of the Ps. 15,500,000,000.- originally proposed.

Furthermore, the board of directs will propose to: (i) delegate to the board of directors the authority to partially disaffect the special discretionary reserve for future dividend distribution in two moments, in the months of September 2022 and January 2023, for a total amount that, adjusted with inflation pursuant to the terms of Resolution 777/2018 of the Argentine Securities and Exchange Commission, results in the sum of Ps. 4,000,000,000.- in each case, all subject to liquidity conditions, dividend reception from our subsidiary Banco Galicia and financial situation; and (ii) delegate to the board of directors the authority to determine the payment method in cash or in kind, in the case of the latter valued at market price, or in any combination of both options.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com